ITEM 1.



Current Payment Date                   16Jul01
Current Calculation Date               10Jul01
Previous Payment Date                  15Jun01
Previous Calculation Date              11Jun01


Balance in Collection and Expense Account                                                        107,829,512.71
Liquidity Reserve Amount                                                                         (85,729,652.00)

Available Collections                                                                             22,099,860.71
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)

Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         8,000,000.00
(II) a)      Class A Interest but excluding Stepup                                                 3,433,932.94          7,874,412
     b)      Swap Payments other than subordinated swap payments                                   2,260,393.45
(iii)        First Collection Account topup (Minimum liquidity reserve $30 m)                     30,000,000.00
(iv)         Class A Minimum principal payment
(v)          Class B Interest                                                                        588,264.16
(vi)         Class B Minimum principal payment
(vii)        Class C Interest                                                                        795,145.90
(viii)       Class C Minimum principal payment
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment
(xi)         Second collection account topup                                                      55,729,652.00
(xii)        Class A Scheduled principal
(xiii)       Class B Scheduled principal                                                             527,957.54
(xiv)        Class C Scheduled principal                                                             229,818.77
(xv)         Class D Scheduled principal
(xvi)        Permitted accruals for Modifications
(xvii)       Stepup interest
(xviii)      Class A Supplemental principal                                                        3,207,278.67
(xix)        Class E Primary Interest                                                              2,348,735.94
(xx)         Class B Supplemental principal
(xxi)        Class A Outstanding Principal
(xxii)       Class B Outstanding Principal
(xxiii)      Class C Outstanding Principal
(xxiv)       Class D Outstanding Principal
(xxv)        Subordinated Swap payments

             Total Payments with respect to Payment Date                                         107,829,512.71
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,729,652.00

                                                                                                  22,099,860.71
                                                                                              =================

Current Payment Date                  16Jul01
Current Calculation Date              10Jul01
Previous Payment Date                 15Jun01
Previous Calculation Date             11Jun01


5. Payments on the Notes by Subclass


                                        Subclass         Subclass        Subclass       Total         Subclass     Subclass
Floating Rate Notes                        A2               A3               A4        Class A          B1           B2
                                         ----------  ------------       ----------    ----------     ----------    ----------


Applicable LIBOR                           3.98000%      3.98000%         3.98000%                     3.98000%      3.98000%
Applicable Margin                           0.3200%       0.4600%          0.5200%                      0.6000%       1.0500%
Applicable Interest Rate                   4.30000%      4.44000%         4.50000%                     4.58000%      5.03000%
Day Count                                   Act/360       Act/360          Act/360                      Act/360       Act/360
Actual Number of Days                            31            31               31                           31            31
                                         ----------  ------------       ----------                   ----------    ----------
Interest Amount Payable                  586,221.07  2,160,183.33       687,528.54                   270,550.16    317,714.00
                                         ----------  ------------       ----------                   ----------    ----------
Stepup Interest Amount Payable             NA            NA             NA                             NA            NA


Total Interest Paid                      586,221.07  2,160,183.33       687,528.54   3,433,932.94    270,550.16    317,714.00


Expected Final Payment Date               15Dec05      15Jun02           15May11                       15Jul13       15Jul08
Excess Amortisation Date                  17Aug98      15Feb06           15Aug00                       17Aug98       15Aug00
                                         ----------  ------------       ----------                   ----------     ----------


Original Balance                     290,000,000.00  565,000,000.00  235,000,000.00                  85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balance                  158,319,269.61  565,000,000.00  177,426,719.13  900,745,988.74  68,599,843.22   73,351,530.36
                                    ---------------  --------------  --------------  --------------  -------------   -------------


Extended Pool Factors                        71.07%       100.00%          100.00%                       90.97%         100.00%
Pool Factors                                 61.61%       100.00%           85.34%                       85.32%          99.48%

Minimum Principal Payment
Scheduled Principal Payment                                                                             255,142.33      272,815.21
Supplemental Principal Payment         1,512,375.52                    1,694,903.14    3,207,278.67
                                     --------------  --------------  --------------  --------------  -------------   -------------
Total Principal Distribution Amount    1,512,375.52                    1,694,903.14    3,207,278.67     255,142.33      272,815.21
                                     --------------  --------------  --------------  --------------  -------------   -------------

Redemption Amount
 amount allocable to principal
 amount allocable to premium


Closing Outstanding
  Principal Balance                  156,806,894.09  565,000,000.00  175,731,815.99  897,538,710.07  68,344,700.89   73,078,715.16
                                     ==============  ==============  ==============  ==============  =============   =============

5. Payments on the Notes by Subclass


                                         Total           Subclass     Subclass         Total
Floating Rate Notes                     Class B             C1           C2           Class C
-------------------                     -------          --------     --------        -------


Applicable LIBOR                                            3.98000%      3.98000%
Applicable Margin                                            1.3500%       2.0500%
Applicable Interest Rate                                    5.33000%      6.03000%
Day Count                                                   Act/360       Act/360
Actual Number of Days                                            31            31
                                                         ----------    ----------
Interest Amount Payable                                  381,938.08    413,207.82
                                                         ----------    ----------
Stepup Interest Amount Payable                              NA              NA


Total Interest Paid                      588,264.16      381,938.08      413,207.82      795,145.90
                                     --------------   -------------   -------------  --------------


Expected Final Payment Date                             15Jul13         15Jun08
Excess Amortisation Date                                17Aug98         15Aug00
                                                      ----------      ----------


Original Balance                                      85,000,000.00   80,000,000.00
Opening Outstanding
  Principal Balance                  141,951,373.59   83,215,947.07   79,577,817.96  162,793,765.02
                                     --------------   -------------   -------------  --------------


Extended Pool Factors                                         99.80%         100.00%
Pool Factors                                                  97.49%          99.18%

Minimum Principal Payment
Scheduled Principal Payment              527,957.54      137,689.54       92,129.23      229,818.77
Supplemental Principal Payment

Total Principal Distribution Amount      527,957.54      137,689.54       92,129.23      229,818.77
                                     --------------   -------------   -------------  --------------

Redemption Amount
 amount allocable to principal
 amount allocable to premium


Closing Outstanding
   Principal Balance                 141,423,416.05   83,078,257.52   79,485,688.73  162,563,946.25
                                     ==============   =============   =============  ==============



Fixed Rate Notes                           D2
----------------                           --


Applicable Interest Rate                   8.50000%
Day count                                  30 / 360
Number of Days                                   30
Interest Amount Payable                  708,333.33
                                     --------------
Total Interest Paid                      708,333.33
                                     --------------
Expected Final Payment Date               15Mar14
Excess Amortisation Date                  15Jul10
                                     --------------
Original Balance                     100,000,000.00
Opening Outstanding
  Principal Balance                  100,000,000.00
                                     --------------

Extended Pool Factors                       100.00%
Expected Pool Factors                       100.00%
                                     --------------

Extended Amount
Expected Pool Factor Amount
Surplus Amortisation

Total Principal Distribution Amount

Redemption Amount
 amount allocable to principal
 amount allocable to premium

Closing Outstanding
  Principal Balance                  100,000,000.00
                                     --------------

Current Payment Date                      16Jul01
Current Calculation Date                  10Jul01
Previous Payment Date                     15Jun01
Previous Calculation Date                 11Jun01
--------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          16Jul01
End of Interest Accrual Period            15Aug01
Reference Date                            12Jul01



                                            A2             A3         A4        B1          B2           C1         C2
                                            --             --         --        --          --           --         --


Applicable LIBOR                           3.83000%    3.83000%    3.83000%   3.83000%    3.83000%     3.83000%   3.83000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.1500%     4.2900%     4.3500%    4.4300%     4.8800%      5.1800%    5.8800%





Fixed Rate Notes                            D1



Actual Pool Factor                          100.00%





7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes



(a) Floating Rate Notes                      A2           A3          A4        B1          B2         C1          C2
-----------------------                      --           --          --        --          --         --         --
Opening Outstanding Principal Balance    158,319.27  565,000.00  177,426.72  68,599.84   73,351.53    83,215.95  79,577.82
Total Principal Payments                   1,512.38                1,694.90     255.14      272.82       137.69      92.13
Closing Outstanding Principal Balance    156,806.89  565,000.00  175,731.82  68,344.70   73,078.72    83,078.26  79,485.69

Total Interest                               586.22    2,160.18      687.53     270.55      317.71       381.94     413.21
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%





(b) Fixed Rate Notes                        D2



Opening Outstanding Principal Balance    100,000.00
Total Principal Payments
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium


                                                                All amounts in millions of US dollars
                                                                unless otherwise stated
                                                   Jul     Jul     Jan     Apr              Cumulative to Date
                                                 - Sept    - Dec   -Mar   - June  15-Jul       *Adjusted
                                                   2000    2000    2001    2001    2001  Actual  base case Variance
                                                 -------  ------  ------   -----  ------ ------  --------- --------
                CASH COLLECTIONS
 [1]            Lease Rentals                      30.6    49.6    46.2    46.1    15.7  189.0    189.0          -
 [2]              - Renegotiated Leases               -       -       -    (0.1)          (0.1)       -       (0.1)
 [3]              - Rental Resets                     -       -    (0.2)   (0.7)   (0.6)  (1.5)       -       (1.5)
                                                   ----     ----   ----    ----    ----   -----   -----       ----
 [4]    S [1]...[3]     Contracted Lease Rentals   30.6    49.6    46.0    45.3    15.1  187.4    189.0       (1.6)
                                                                                             -
 [5]            Movement in Current
                  Arrears Balance                  (1.9)    0.2    (2.9)   (0.4)   (0.7)   (5.7)      -       (5.7)
                                                                                              -
                less Net Stress-related Costs                                                 -
 [6]             - Bad Debts                          -    (1.2)   (0.3)      -       -    (1.5)   (1.9)       0.4
 [7]             - Security Deposits Drawn Down       -       -     0.4               -     0.4                0.4
 [8]             - Restructured Arrears             0.3     0.2     0.4     0.3     0.1     1.3     2.3       (1.0)
 [9]             - AOG                                -    (0.7)   (1.4)   (0.9)   (0.3)   (3.3)   (7.9)       4.6
 [10]            - Other Leasing Income               -       -       -                       -                  -
 [11]            - Repossession Costs                 -       -    (0.1)   (0.2)           (0.3)   (1.5)       1.2
                                                   ----     ----   ----    ----    ----   -----   -----       ----
 [12]    S [6]...[11]    sub-total                  0.3     (1.7)  (1.0)   (0.8)   (0.2)   (3.4)   (9.0)       5.6
                                                                                              -
 [13]    [4]+[5]+[12]   Net Lease Rentals          29.0     48.1   42.1    44.1    14.2   177.5   180.0       (1.7)
                                                                                              -
[14]            Interest Earned                     0.7      1.6    1.4     1.2     0.3     5.2     3.7        1.5
                                                                                              -
[15]            Drawings from Expense Account                         -                       -       -          -
                                                                      -
                Maintenance Receipts                3.2     5.4     3.4     5.0     1.8     18.8      -       18.8
                Maintenance Payments               (0.7)   (2.0)   (1.9)   (4.5)   (1.1)   (10.2)     -      (10.2)
                                                   ----     ----   ----    ----    ----   -----   -----       ----
[15]            Net Maintenance                     2.5     3.4     1.5     0.5     0.7     8.6       -        8.6

[16]     S [13]...[15]  Total Cash Collections     32.2    53.1    45.0    45.8    15.2   191.3   183.7        7.6


                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                          -    (0.1)      -                    (0.1)
[18]             - Re-leasing and other overheads  (0.1)   (4.9)   (0.6)   (0.8)   (0.5)   (6.9)   (3.8)      (3.1)
                                                   ----     ----   ----    ----    ----   -----   -----       ----
[19]     [17]+[18]      subtotal                   (0.1)   (5.0)   (0.6)   (0.8)   (0.5)   (7.0)   (3.8)      (3.2)
                                                                                              -
                SG&A Expenses                                                                 -
[20]            Aircraft Servicer Fees                                                        -
                 - Retainer Fee                    (0.3)   (0.7)   (0.6)   (0.9)   (0.3)   (2.8)   (3.3)       0.5
                 - Rent Collected Fee              (0.3)   (0.7)   (0.6)   (0.9)   (0.3)   (2.8)   (3.0)       0.2
                 - Previous Servicer Fees          (1.8)      -       -                    (1.8)              (1.8)
                                                                                              -
                                                   ----     ----   ----    ----    ----   -----   -----       ----
[21]            sub-total                          (2.4)   (1.4)   (1.2)   (1.8)   (0.6)   (7.4)   (6.3)      (1.1)
                                                                                              -
[22]            Other Servicer Fees                (0.5)   (4.6)   (2.4)   (1.6)   (0.3)   (9.4)   (7.5)      (1.9)
                                                   ----     ----   ----    ----    ----   -----   -----       ----
[23]     [21]+[22]      subtotal                   (2.9)   (6.0)   (3.6)   (3.4)   (0.9)  (16.8)  (13.8)      (3.0)
                                                                                              -
[24]      [20]+[23]     Total Cash Expenses        (3.0)  (11.0)   (4.2)   (4.2)   (1.4)  (23.8)  (17.6)      (6.2)
                                                                         -
                                                                         -
                NET CASH COLLECTIONS                                                     -
[25]     [17]   Total Cash Collections             32.2    53.1    45.0    45.8    15.2   191.3  183.70        7.6
[26]     [24]   Total Cash Expenses                (3.0)   (11.0)  (4.2)   (4.2)   (1.4)  (23.8) (17.60)      (6.2)
[27]            Movement in Expense Account         2.8     2.8     1.2    (0.3)      -     6.5       -        6.5
[28]            Interest Payments                 (18.2)  (30.6)  (23.5)  (22.3)   (7.8) (102.4) (103.6)       1.2
[29]            Swap Payments                       0.5     0.3    (0.5)   (3.3)   (2.2)   (5.2)    2.2       (7.4)
[30]            Exceptional Items                     -       -      1.4   47.6     0.1    49.1    53.8       (4.7)
                                                   ----     ----   ----    ----    ----   -----   -----       ----
[31]     S [25]...[30]  TOTAL                      14.3    14.6     19.4   63.3     3.9   115.5  118.50       (3.0)
                                                   ====    ====     ====   ====     ===   =====  ======       ====
                                                                                              -
                                                                                              -
[32]            PRINCIPAL PAYMENTS                                                            -
                subclass A                         14.2    11.0    17.0    55.1     3.2   100.6   103.1       (2.5)
                subclass B                            -     3.3     2.0     7.6     0.5    13.4    13.8       (0.4)
                subclass C                          0.1     0.2     0.4     0.6     0.2     1.5     1.6       (0.1)
                subclass D                            -       -       -       -       -       -       -          -
                                                   ----     ----   ----    ----    ----   -----   -----       ----
                Total                              14.3    14.5    19.4    63.3     3.9   115.5  118.50       (3.0)
                                                   ====    ====     ====   ====     ===   =====  ======       ====


                Debt Balances
                subclass A                        984.2   973.2   955.9   900.8   897.6   897.6   895.3   2.3
                subclass B                        154.8   151.5   149.5   141.9   141.4   141.4   141.0   0.4
                subclass C                        164.0   163.8   163.4   162.8   162.6   162.6   162.5   0.1
                subclass D                        100.0   100.0   100.0   100.0   100.0   100.0   100.0   -
                                                  -----   -----   -----   -----   -----   -----   -----   ---
                TOTAL                           1,403.0 1,388.5 1,368.8 1,305.5 1,301.6 1,301.6 1,298.8   2.8
                                                ======= ======= ======= ======= ======= ======= =======   ===



                                        Dollar amounts expressed as a percentage
                                             2000 Base Case Lease Rentals
--------------------------------------------------------------------------------
                                                       Cumulative to Date
                                                          *Adjusted base
                                                       Actual    case   Variance
                                                       ------    ----   --------

                CASH COLLECTIONS
 [1]            Lease Rentals                            100.0%  100.0%     0.0%
 [2]              - Renegotiated Leases                   -0.1%    0.0%    -0.1%
 [3]              - Rental Resets                         -0.8%    0.0%    -0.8%
                                                         -----   -----    ------
 [4]     S [1]...[3]    Contracted Lease Rentals          99.2%  100.0%    -0.8%

 [5]            Movement in Current
                  Arrears Balance                         -3.0%    0.0%    -3.0%

                less Net Stress-related Costs
 [6]             - Bad Debts                              -0.8%   -1.0%     0.2%
 [7]             - Security Deposits Drawn Down            0.2%    0.0%     0.2%
 [8]             - Restructured Arrears                    0.7%    1.2%    -0.5%
 [9]             - AOG                                    -1.7%   -4.2%     2.4%
 [10]            - Other Leasing Income                    0.0%    0.0%     0.0%
 [11]            - Repossession Costs                     -0.2%   -0.8%     0.6%
                                                         -----   -----    ------
 [12]    S [6]...[11]   sub-total                         -1.8%   -4.8%     3.0%

 [13]    [4]+[5]+[12]   Net Lease Rentals                 93.9%   95.2%    -0.9%

[14]            Interest Earned                            2.8%    2.0%     0.8%

[15]            Drawings from Expense Account              0.0%    0.0%     0.0%

                Maintenance Receipts                       9.9%    0.0%     9.9%
                Maintenance Payments                      -5.4%    0.0%    -5.4%
                                                         -----   -----    ------
[15]            Net Maintenance                            4.6%    0.0%     4.6%

[16]     S [13]...[15]  Total Cash Collections           101.2%   97.2%     4.0%


                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                              -0.1%    0.0%     0.0%
[18]             - Re-leasing and other overheads         -3.7%   -2.0%    -1.6%
                                                         -----   -----    ------
[19]     [17]+[18]      subtotal                          -3.7%   -2.0%    -1.6%

                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                           -1.5%   -1.7%     0.3%
                 - Rent Collected Fee                     -1.5%   -1.6%     0.1%
                 - Previous Servicer Fees                 -1.0%    0.0%    -1.0%

                                                         -----   -----    ------
[21]            sub-total                                 -3.9%   -3.3%    -0.6%

[22]            Other Servicer Fees                       -5.0%   -4.0%    -1.0%
                                                         -----   -----    ------
[23]     [21]+[22]      subtotal

[24]      [20]+[23]     Total Cash Expenses              -12.6%   -9.3%    -3.3%
                                                         -----   -----    ------


                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections                   101.2%   97.2%     4.0%
[26]     [24]   Total Cash Expenses                      -12.6%   -9.3%    -3.3%
[27]            Movement in Expense Account                3.4%    0.0%     3.4%
[28]            Interest Payments                        -54.2%  -54.8%     0.6%
[29]            Swap Payments                             -2.8%    1.2%    -3.9%
[30]            Exceptional Items                         26.0%   28.5%    -2.5%
                                                         -----   -----    -----
[31]     S [25]...[30]    TOTAL                           61.1%   62.7%    -1.6%
                                                         =====   =====    =====


[32]            PRINCIPAL PAYMENTS
                subclass A                                53.2%   54.6%    -1.3%
                subclass B                                 7.1%    7.3%    -0.2%
                subclass C                                 0.8%    0.8%    -0.1%
                subclass D                                 0.0%    0.0%     0.0%
                                                         -----   -----    ------
                Total                                     61.1%   62.7%    -1.6%
                                                         =====   =====    =====

        ----------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


--------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name        Description

--------------------------------------------------------------------------------------------------------------
                 CASH COLLECTIONS
   [1]            Lease Rentals                Assumptions per the July 2000 Prospectus adjusted for aircraft sales
   [2]             - Renegotiated Leases       Change in contracted rental cash flow caused by a renegotiated lease
   [3]             - Rental Resets             Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4] S [1]...[3]Contracted Lease Rentals     Current Contracted Lease Rentals due as at the latest Calculation Date

   [5]           Movement in Current Arrears
                  Balance                      Current contracted lease rentals not received as at the latest Calculation Date, excluding Bad debts

                 less Net Stress related Costs
   [6]            - Bad debts                  Arrears owed by former lessees and deemed irrecoverable.
   [7]            - Restructured arrears       Current arrears that have been capitalised and restructured as a Note Payable.
   [8]            - Security deposits drawn
                    down                       Security deposits received following a lesse default
   [9]            - AOG                        Lost of rental due to an aircraft being off-lease and non-revenue earning
  [10]            - Other Leasing Income       Includes lease termination payments, rental guarantees and late payments charges
  [11]            - Repossession               Legal and technical costs incurred in repossessing aircraft.
  [12] S [6]...[11] sub-total

  [13] [4]+[5]+[13] NetLease Rentals           Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                               Stress related costs

  [14]           Interest Earned               Interest earned on monthly cash balances
  [15]           Net Maintenance               Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16] S[13]...[15]Total Cash Collections      Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                 CASH EXPENSES
                 Aircraft Operating Expenses   All operational costs related to the leasing of aircraft.
  [17]            - Insurance                  Premium for contingent insurance policies
  [18]            - Re-leasing and other       Costs associated transferring an aircraft from one lessee to another
  [19]  [17]+[18]subtotal

                 SG&A Expenses
  [20]           Aircraft Servicer Fees        Monthly and annual fees paid to Aircraft Servicer
                  - Base Fee                   Fixed amount per month per aircraft
                  - Rent Contracted Fee        1.00% of rental contracted for the month
                  - Rent Collected Fee         1.25% of rental received for the month
                  - Previous Servicer Fees     Fees paid to the previous Servicer of AerFi
  [21]    [20]   subtotal
  [22]           Other Servicer Fees           Administrative Agent, trustee and professional fees paid to other service providers.
  [23]  [21]+[22]subtotal

  [24]  [19]+[23]Total Cash Expenses           Aircraft Operating Expenses + SG&A Expenses


------------------------------------------------------------------------------------------------------------------------------------

                 NET CASH COLLECTIONS
  [25]    [16]   Total Cash Collections        line 16 above
  [26]    [24]   Total Cash Expenses           line 24 above
  [27]           Movement in Expense Account   Movement in Expense Account
  [28]           Interest Payments             Interest paid on all outstanding debt
  [29]           Swap payments                 Net swap payments (paid) /received
  [30]           Proceeds from Aircraft Sales  Proceeds, net of fees and expenses, from the sale of aircraft
  [31]  S [25]...[Exceptional Items            Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                 TOTAL
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                         2000
                                 Closing                    Actual           *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                115.5              118.5
          Add Back Interest                                   102.4              103.6
          Add Back Swap Payments                                5.2       -        2.2
a         Net Cash Collections                                223.1              219.9

b         Swaps                                                 5.2       -        2.2
c         Class A Interest                                     60.9               67.4
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     10.0               11.1
f         Class B Minimum                                       7.7                8.1
g         Class C Interest                                     12.4               13.6
h         Class C Minimum                                         -                  -
I         Class D Interest                                      8.5                8.5
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     5.2                5.8
m         Class C Scheduled                                     1.6                1.6
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                 70.3               64.2
                                                        ---------------------------------------
          Total                                               212.3              216.0
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              3.38               3.37  = a / (b+c)
          Class B                                              2.09               1.93  = a / (b+c+d+e)
          Class C                                              1.76               1.62  = a / (b+c+d+e+f+g)
          Class D                                              1.65               1.52  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.59               1.46  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.59               1.46  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.59               1.46  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.59               1.46  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios


                              -------------------------------------------------------------------------
                                   2000 Base Case         Actual          2000 Adjusted Base Case
                                15-Jul-00                15-Jul-01         15-Jul-01
                              -----------------------------------------------------------------
   [3]    Assumed Portfolio Value    1,566.7                1,428.5            1,428.5

          Liquidity Reserve Amount
          Cash                          65.0                   65.0               65.0
            - Accrued Expenses           5.0                    8.0                5.0
            - Security Deposits         22.4                   20.7               22.4
                              ---------------           ------------      -------------
          subtotal cash                 92.4                   93.7               92.4
           Letters of Credit               -                      -                  -
                              ---------------           ------------      -------------
          Total Liquidity Reserve       92.4                   93.7               92.4

   [4]    Total Asset Value          1,659.1                1,522.2            1,520.9

          Note Balance
          Class A                      998.4      60.2%       897.6 59.0%        895.3   58.9%
          Class B                      154.8      69.5%       141.4 68.3%        141.0   68.1%
          Class C                      164.1      79.4%       162.6 78.9%        162.5   78.8%
          Class D                      100.0      85.4%       100.0 85.5%        100.0   85.4%
                              ---------------           ------------      -------------
          Total                      1,417.3                1,301.6            1,298.8

-----------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount